[Translation]

Exhibit 99.1

December 14, 2018

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section NASDAQ (Ticker symbol: KPFS)

Inquiries	Hiroto Saruyama, Director, General Manager of General Affairs Division

Telephone number	+81 (0)3 3829 3210

Notice of Change in Representative Director

Pepper Food Service Co., Ltd. (the “Company”) hereby announces the following change in Representative Director decided at the meeting of the Board of Directors held on December 14, 2018.

1.	Reason for the change

The change is due to the new organizational structure effective from January 1, 2019 following a decision to further strengthen the company’s management framework in line with the expansion of business operations.

2.	Change in Representative Director (effective January 1, 2019)

Name	New Titles	Previous Titles
Kensaku Ichinose	Representative Director, Vice President, General Manager of Management Division, CFO	Executive Director General Manager of Management Division, CFO

3.	Personal history of new Representative Director

Date of birth	Personal history		Number of shares owned
June 26, 1972	April 1993	Joined Sawayaka Co., Ltd.	540,000
	November 1999	Joined Pepper Food Service Co., Ltd.
	March 2005	Appointed Director, General Manager of Pepper Lunch Operations
	January 2012	Appointed Director, General Manager of Management Division and CFO
	January 2012	Appointed Executive Director, General Manager of Management Division and CFO (Current)